

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 16, 2020

Steven Trieu
Chief Financial Officer
Social Capital Hedosophia Holdings Corp. II
317 University Ave, Suite 200
Palo Alto, California 94301

> **Re: Social Capital Hedosophia Holdings Corp. II**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed November 6, 2020**
> **File No. 333-249302**

Dear Mr. Trieu:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 30, 2020 letter.

Amendment No. 1 to Form S-4 Filed November 6, 2020

Comparative Per Share Data, page 24

1. We note your response to prior comment 2 and your revised disclosure in your filing. Please further revise your calculations of book value per share to compute amounts using shares issued and outstanding as of the end of the period instead of using the weighted average shares outstanding.

U.S. Federal Income Tax Considerations, page 153

2. Please revise to remove inferences that investors may not rely on your disclosure as requested in prior comment 5 including the statement on page 150 that the disclosure is for informational purposes only. While you may suggest to investors that they consider

their specific tax circumstances you may not disclaim liability for your disclosure.

<u>Opendoor's Management's Discussion and Analysis of Financial Condition and Results of
Operations</u>
<u>Non-GAAP Financial Measures, page 203</u>

3. We note your response to prior comment 8 and your revised disclosure. Please further
    revise your disclosure for your non-GAAP measures to separately quantify the net
    inventory impairment adjustment amounts that relate to current period costs associated
    with homes that remain in inventory at period end and prior period costs associated with
    homes sold in the current period.

    You may contact Isaac Esquivel at 202-551-3395 or Jennifer Monick at 202-551-3295 if
you have questions regarding comments on the financial statements and related matters. Please
contact Ruairi Regan at 202-551-3269 or Pam Long at 202-551-3765 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Howard Ellin, Esq.